

Mail Stop 3030

October 2, 2017

<u>Via E-mail</u>
Roger Ponder
Chief Executive Officer
Mantra Venture Group Ltd.
300 Crown Oak Centre Drive
Longwood, FL 32750

> **Re: Mantra Venture Group Ltd.**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2017**
> **File No. 000-53461**

Dear Mr. Ponder:

We have limited our review of your amended filing to the issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2017

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the opinion of Sadler, Gibb & Associates, LLC does not opine on the financial position of Mantra Venture Group Ltd. as of <u>May 31, 2016</u>. Please amend your filing to include an auditor's report that opines on the financial position of the company as of both May 31, 2017 and May 31, 2016, and the results of its operations and its cash flows for each of the years then ended. Refer to Rule 2-02(c)(1) of Regulation S-X and AS3101.08 of the PCAOB Standards.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gene Levin, Esq.
        Pryor Cashman LLP